

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 30, 2023

Joseph Margolis
Chief Executive Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 300
Salt Lake City, UT 84121

> **Re: Extra Space Storage Inc.**
> **Registration Statement on Form S-4**
> **Filed May 23, 2023**
> **File No. 333-272152**

Dear Joseph Margolis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Anthony Gostanian, Esq.